EXHIBIT 99.20
FORTUNA SILVER MINES INC.

INFORMATION CIRCULAR
as at April 30, 2010

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Fortuna Silver Mines Inc. (the “Company”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Wednesday, June 23, 2010 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of the Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

ADVICE TO BENEFICIAL HOLDERS

Only registered holders of Common Shares or the person they appoint as their proxyholders are permitted to vote at the Meeting.  The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice are to registered shareholders unless specifically stated otherwise.

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment.  The individuals named in the accompanying form of proxy are the Corporate Secretary and an employee of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed, dated and signed form of proxy is received by Olympia Trust Company, 1900 – 925 West Georgia Street, Vancouver, BC V6C 3L2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Voting.  Common Shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation.  A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 355 Burrard Street, Suite 840, Vancouver, British Columbia, V6C 2G8, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any re convening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 110,162,465 fully paid and non-assessable Common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Registered holders of Common Shares as at the Record Date of May 17, 2010 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During the fiscal year ended December 31, 2009, six individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  As required by Form 51-102F6, the following includes disclosure of the compensation paid or payable by the Company to:

•	Jorge Ganoza Durant, the President Chief Executive Officer;
•	Luis Ganoza Durant, the Chief Financial Officer;
•	Jorge Ganoza Aicardi, the Vice-President, Operations;
•	Thomas Vehrs, the Vice-President, Exploration;
•	Manuel Ruiz-Conejo, the Vice-President, Business Development since February 6, 2008; and
•	Mark Moseley-Williams, the Vice-President, Project Development (who ceased in this position on February 28, 2009);

(hereinafter together referred to as “NEOs”).

The Compensation Committee of the Company’s Board of Directors (the “Board”) is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  The Compensation Committee consists of Richard Clark (Chair), Mario Szotlender and Tomas Guerrero, all of whom are independent directors.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

The compensation to executive officers is comprised of base salaries, annual performance bonuses and incentive stock options. In establishing levels of cash compensation and the granting of stock options, the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size and development within the mining industry are considered.

The Company strives to pay its executives in the mid-range for base salaries of comparable positions and in comparable companies.

In 2009, the Board of Directors approved an annual cash bonus plan for its executive officers.  Bonuses will be paid only is the Company achieves the silver production target set out in the annual operating budget, and an operating margin of at least 12%.  If these two measurements are met, the bonuses will be calculated as a percentage of base salary as follows:

If operating margin is:	12% – 25%	>25%

CEO	40%	50%
VP Operations	38%	48%
VP Exploration	35%	45%
VP Project Development	35%	45%
CFO	35%	45%

Incentive stock options are granted pursuant to the Company’s Stock Option Plan which is designed to encourage share ownership on the part of management, directors and employees.  The Compensation Committee and the Board believe that the Stock Option Plan aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  The granting of incentive stock options is a significant component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Stock options are generally granted at the time of the executive’s hiring or appointment and periodically thereafter.  Previous grants of options are taken into account by the Compensation Committee and the Board when they consider the granting of new stock options.

At the Company’s last annual general meeting held in 2009, the shareholder approval to the Stock Option Plan was not received.  Subsequently, stock options were granted to executive officers and others, however, these options may not be exercised until such shareholder approval is obtained.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in common shares of the Company on December 31, 2004 with the cumulative total return of the TSX Venture Composite Index, assuming where relevant the reinvestment of dividends.  The performance of the Company’s common shares set out below does not necessarily reflect future price performance.

The trend shown by this graph generally reflects the trend in the Company’s compensation to its executive officers over the same period.  The Company has experienced significant and steady growth over the past five years, evolving from an exploration company to its current position as a silver producer, and compensation to executive officers has increased accordingly.  During 2008, the global economic downturn had a dramatic negative impact on the financial markets and commodity prices, resulting in a significant drop in share prices for exploration companies and precious metal producers.  Despite this, the Company’s business continued to advance and compensation levels reflected this positive performance.  At no time during the past five years, was executive compensation intended to reflect, or be based on, share price.

Compensation to NEOs

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2008 and 2009 (all amounts shown in US$):

Name and Principal Position	Fiscal Year	Salary	Share- based Awards	Option- based Awards (1)		Non-Equity Annual Incentive Plan Compensation (2)	Pension Value	All Other Compensation (3)	Total Compensation

Jorge Ganoza Durant	2009	$220,687	Nil	$235,867	(4)	$106,750	Nil	$22,903	$586,207
CEO	2008	$219,198	Nil	$122,495	(5)	Nil	Nil	$11,451	$353,144

Luis Ganoza Durant	2009	$166,187	Nil	$157,244	(4)	Nil	Nil	$8,223	$331,654
CFO	2008	$157,441	Nil	$78,491	(5)	Nil	Nil	$2,767	$238,699

Jorge Ganoza Aicardi	2009	$162,930	Nil	$157,244	(4)	$73,200	Nil	$20,576	$413,950
VP, Operations	2008	$162,788	Nil	$78,491	(5)	Nil	Nil	$8,594	$248,873

Thomas Vehrs	2009	$165,833	Nil	$157,244	(4)	Nil	Nil	$18,316	$341,393
VP, Exploration	2008	$150,000	Nil	$78,491	(5)	Nil	Nil	$15,756	$244,247

Manuel Ruiz-Conejo	2009	$173,809	Nil	$170,600	(4)	Nil	Nil	$17,354	$361,762
VP, Business Develop.	2008	$139,770	Nil	$347,203	(5)	Nil	Nil	$8,554	$495,527

Mark Moseley-Williams	2009	$150,001	Nil	Nil		Nil	Nil	$16,084	$166,085	(6)
VP, Project Develop.	2008	$200,004	Nil	$78,491	(5)	Nil	Nil	$2,364	$280,859

  Notes:
(1)
Amounts represent the grant date fair value of the options which was estimated using the Black-Scholes option pricing model with the following assumptions: for 2009:  risk-free interest rate of 2.42% – 3.45%, dividend yield of 0%, expected life of 5 and 10 years and a volatility factor of 70% - 78%; for 2008:  2.57% – 3.97%, dividend yield of 0%, expected life of 2, 3, 5 and 10 years and a volatility factor of 62% - 78%.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(2)	Cash bonuses were paid to Jorge Ganoza Durant and Jorge Ganoza Aicardi in recognition of their performance during the year.
(3)	Health and life insurance premiums paid on behalf of all NEOs, and directors’ fees paid to Jorge Ganoza Durant.
(4)	The fair value of the options was calculated in CAD$ and translated to US$ at the 2009 year average exchange rate in effect of CAD$1.00 = US$0.8759.
(5)	The fair value of the options was calculated in CAD$ and translated to US$ at the 2008 year average exchange rate in effect of CAD$1.00 = US$0.9441.
(6)	Includes $116,667 in severance payments and $13,157 in repatriation expenses.

Option-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company held by NEOs as at December 31, 2009 (all amounts shown in US$):

Name	No. of Securities Underlying Unexercised Options		Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (2)	Value of Unexercised In-The-Money Options (1)(3)

Jorge Ganoza Durant	160,000		$1.28	Feb. 5, 2016	N/A	$114,180
	250,000		$1.58	July 10, 2016	N/A	$104,665
	250,000		$0.81	Oct. 5, 2018	N/A	$297,344
	300,000	(4)	$1.52	Oct. 27, 2019	N/A	$142,725
	960,000					$658,914

Luis Ganoza Durant	200,000		$1.67	May 22, 2016	N/A	$66,605
	100,000		$1.58	July 10, 2016	N/A	$41,866
	100,000		$2.11	Jan. 11, 2017	N/A	Nil
	200,000		$0.81	Nov. 5, 2018	N/A	$237,875
	200,000	(4)	$1.52	Oct. 27, 2019	N/A	$95,150
	800,000					$441,496

Jorge Ganoza Aicardi	250,000		$2.18	Mar. 30, 2016	N/A	Nil
	225,000		$1.58	July 10, 2016	N/A	$94,199
	100,000		$2.11	Jan. 11, 2017	N/A	Nil
	200,000		$0.81	Nov. 5, 2018	N/A	$237,875
	200,000	(4)	$1.52	Oct. 27, 2019	N/A	$95,150
	975,000					$427,224

Thomas Vehrs	225,000		$1.53	Sept 13, 2016	N/A	$104,903
	100,000		$2.11	Jan. 11, 2017	N/A	Nil
	200,000		$0.81	Nov. 5, 2018	N/A	$237,875
	200,000	(4)	$1.52	Oct. 27, 2019	N/A	$95,150
	725,000					$437,928

Name	No. of Securities Underlying Unexercised Options		Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (2)	Value of Unexercised In-The-Money Options (1)(3)
Manuel Ruiz-Conejo	250,000		$2.40	Feb. 5, 2018	N/A	Nil
	200,000		$0.79	July 6, 2019	Nil	$241,681
	100,000	(4)	$1.52	Oct. 27, 2019	Nil	$47,575
	550,000					$289,256

Mark Moseley-Williams(5)	Nil

         Notes:
(1)
All option-based awards are made in CAD$.  The option exercise price and value of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2009 of CAD$1.00 = US$0.9532.

(2)	Value of options vested during the year is calculated using the closing price of the Company’s shares on the TSX Venture Exchange at the time of vesting less the exercise price.
(3)
Value of unexercised in-the-money options is calculated using the closing price of the Company’s shares on the TSX Venture Exchange at December 31, 2009 of US$2.00 (=CAD$2.10) less the exercise price of in-the-money stock options.

(4)	These options are not exercisable until the Company’s obtains shareholder approval to its Share Option Plan. See “Particulars of Matters to be Acted Upon – Stock Option Plan”.
(5)	Mr. Moseley-Williams ceased to be an executive officer of the Company on February 28, 2009.

Management Contracts / Termination and Change of Control Benefits

In 2009, the Company entered into consulting contracts each of the Company’s current NEOs that include change of control provisions.  The change of control provisions recognize that each NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.  The change of control provisions are consistent with industry standards for executives in similar positions.

The change of control agreements provide that if, within one year of a change of control of the Company, the NEO is terminated or such change of control results in a material reduction in his annual salary, a material decrease or adverse change in his responsibilities, or a significant change of his primary work location, then he will be entitled to severance pay equal to two years’ annual salary, plus two times the amount of his incentive bonus target, if any, in place at the time of termination.  Any stock options outstanding at that time will be exercisable for one year after termination

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to a contract dated September 1, 2008, the Company paid to Jorge Ganoza Durant an annual salary of US$220,500.  In July 2009, the contract was amended to extend the termination notice periods from 6 months to 18 months.  On September 1, 2009, Mr. Ganoza Durant’s contract, as amended, was renewed on the same terms. The current contract has a term of one year and contains provisions regarding salary, paid vacation time, and eligibility for benefits.  In the event of termination without cause, Mr. Ganoza Durant is entitled to severance pay equal to 18 months’ annual salary.  If Mr. Ganoza Durant wishes to terminate his contract, he must give 18 months’ notice to the Company.

If, on December 31, 2009, Mr. Ganoza Durant had been terminated without cause, US$330,750 would have been payable to him, and if a change of control of the Company had occurred, US$661,500 (comprised of US$441,000 for 2x base salary and US$220,500 for 2x an assumed 50% bonus) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to a contract dated September 1, 2008, the Company paid to Luis Ganoza Durant an annual salary of US$157,500.  In July 2009, the contract was amended to extend the termination notice periods from 6 months to 18 months.  On September 1, 2009, the Company entered into a new contract whereby Mr. Ganoza Durant’s annual salary is US$175,000.  The current contract has a term of one year and contains provisions regarding salary, paid vacation time, and eligibility for benefits.  In the event of termination without cause, Mr. Ganoza Durant is entitled to severance pay equal to 18 months’ annual salary.  If Mr. Ganoza Durant wishes to terminate his contract, he must give 18 months’ notice to the Company.

If, on December 31, 2009, Mr. Ganoza Durant had been terminated without cause, US$262,500 would have been payable to him, and if a change of control of the Company had occurred, US$507,500 (comprised of US$350,000 for 2x base salary and US$157,500 for 2x an assumed 45% bonus) would have been payable to him.

Jorge Ganoza Aicardi, Vice-President, Operations

Pursuant to a contract dated September 1, 2008, the Company paid to Jorge Ganoza Aicardi an annual salary of US$157,500.  On September 1, 2009, the Company entered into a new contract whereby Mr. Ganoza Aicardi’s annual salary is US$175,000.  The current contract has a term of one year and contains provisions regarding salary, paid vacation time, and eligibility for benefits.  In the event of termination without cause, Mr. Ganoza Aicardi is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Ganoza Aicardi wishes to terminate his contract, he must give 12 months’ notice to the Company.

If, on December 31, 2009, Mr. Ganoza Aicardi had been terminated without cause, US$262,500 would have been payable to him, and if a change of control of the Company had occurred, US$518,000 (comprised of US$350,000 for 2x base salary and US$168,000 for 2x an assumed 48% bonus) would have been payable to him.

Thomas Vehrs, Vice-President, Exploration

Pursuant to a contract dated September 1, 2008, the Company paid to Thomas Vehrs an annual salary of US$157,500.  On September 1, 2009, the Company entered into a new contract whereby Mr. Vehrs’ annual salary is US$175,000.  The current contract has a term of one year and contains provisions regarding salary, paid vacation time, and eligibility for benefits.  In the event of termination without cause, Mr. Vehrs is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Vehrs wishes to terminate his contract, he must give 12 months’ notice to the Company.

If, on December 31, 2009, Mr. Vehrs had been terminated without cause, US$262,500 would have been payable to him, and if a change of control of the Company had occurred, US$507,500 (comprised of US$350,000 for 2x base salary and US$157,500 for 2x an assumed 45% bonus) would have been payable to him.

Manuel Ruiz-Conejo, Vice-President, Business Development

Pursuant to a contract dated February 4, 2008, the Company paid to Manuel Ruiz-Conejo an annual salary of US$150,000.  On February 1, 2009, the Company entered into a new contract whereby Mr. Ruiz-Conejo’s annual salary is US$175,000.  The contract has a term of one year and contains provisions regarding salary, paid vacation time, and eligibility for benefits.  In the event of termination without cause, Mr. Ruiz-Conejo is entitled to severance pay equal to 6 months’ annual salary.  If Mr. Ruiz-Conejo wishes to terminate his contract, he must give 6 months’ notice to the Company.

If, on December 31, 2009, Mr. Ruiz-Conejo had been terminated without cause, US$262,500 would have been payable to him, and if a change of control of the Company had occurred, US$507,500 (comprised of US$350,000 for 2x base salary and US$157,500 for 2x an assumed 45% bonus) would have been payable to him.

Mark Moseley-Williams, Former Vice-President, Project Development

Pursuant to a contract dated September 24, 2007, the Company paid to Mark Moseley-Williams an annual salary of US$200,000.  Effective February 28, 2009, the Company terminated the services of Mr. Moseley-Williams and, pursuant to his contract, paid him severance in the amount of US$116,667 representing approximately 10 months’ notice.

Compensation to Directors

The non-executive Directors of the Company are compensated by way of directors’ fees and stock options.  The directors’ fees are comprised of annual retainers as follows:

Board Member base fee	US$15,000, plus, as applicable:

Chairman of the Board	US$10,000
Audit Committee Chair	US$ 5,000
Other Committee Chair	US$ 3,000

In addition, US$1,000 is paid to each director for each Board and Committee meeting attended.  The following summarizes all cash compensation paid or payable to the Directors who are not NEOs of the Company during the fiscal year ended December 31, 2009 (all amounts shown in US$):

Name and Principal Position	Fiscal Year	Director Fees Earned	Share- based Awards	Option- based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation		Total Compensation

Simon Ridgway	2009	$10,417	Nil	$235,867	Nil	Nil	$78,828	(3)	$325,112

Michael Iverson	2009	$9,500	Nil	$78,623	Nil	Nil	Nil		$88,123

Tomas Guerrero	2009	$8,250	Nil	$157,244	Nil	Nil	Nil		$165,494

Arden Morrow (4)	2009	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Mario Szotlender	2009	$12,333	Nil	$235,867	Nil	Nil	$65,690	(3)	$313,890

Richard Clark	2009	$10,500	Nil	$157,244	Nil	Nil	Nil		$168,183

    Notes:
(1)
Amounts represent the grant date fair value of the options which was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.42% – 3.45%, dividend yield of 0%, expected life of 5 and 10 years and a volatility factor of 70% - 78%;.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(2)	The fair value of the options was calculated in CAD$ and translated to US$ at the 2009 year average exchange rate in effect of CAD$1.00 = US$0.8759.
(3)
For corporate development and financial advisory services provided to the Company.  A company controlled by Simon Ridgway was paid a fee of CAD$90,000, which equals US$78,828 based on an exchange rate of CAD$1.00 = US$0.8759.  Mario Szotlender was paid a fee of CAD$75,000, which equals US$65,690 based on an exchange rate of CAD$1.00 =

US$0.8759. The payments were made monthly and were converted to US$ and recorded on the Company’s books using the average 2009 exchange rate.
(4)	Arden Morrow resigned as a director of the Company on January 29, 2009.

Outstanding Option-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company held by the Directors who are not NEOs of the Company as at December 31, 2009 (all amounts shown in US$):

Name	No. of Securities Underlying Unexercised Options		Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (1)(2)	Value of Unexercised In-The-Money Options (3)

Simon Ridgway	30,000		$0.76	July 24, 2010	N/A	$37,109
	40,000		$1.28	Feb. 5, 2016	N/A	$28,545
	225,000		$1.58	July 10, 2016	N/A	$94,199
	250,000		$0.81	Oct. 5, 2018	N/A	$297,344
	300,000	(4)	$1.52	Oct. 27, 2019	Nil	$142,725
	845,000					$599,921

Michael Iverson	40,000		$1.28	Feb. 5, 2016	N/A	$28,545
	50,000		$2.11	Jan. 11, 2017	N/A	Nil
	100,000		$0.81	Oct. 5, 2018	N/A	$118,938
	100,000	(4)	$1.52	Oct. 27, 2019	Nil	$47,575
	190,000					$195,058

Tomas Guerrero	10,000		$1.28	Feb. 5, 2016	N/A	$7,136
	50,000		$1.58	July 10, 2016	N/A	$20,933
	50,000		$2.11	Jan. 11, 2017	N/A	Nil
	75,000		$0.81	Oct. 5, 2018	N/A	$89,203
	200,000	(4)	$1.52	Oct. 27, 2019	Nil	$95,150
	385,000					$212,422

Arden Morrow (5)	N/A

Mario Szotlender	60,000		$1.67	May 8, 2016	N/A	$19,982
	225,000		$1.47	July 5, 2016	N/A	$117,748
	250,000		$2.11	Jan. 11, 2017	N/A	Nil
	400,000		$0.81	Oct. 5, 2018	N/A	$297,344
	250,000	(4)	$1.52	Oct. 27, 2019	Nil	$142,725
	1,085,000					$791,886

Richard Clark	200,000		$0.81	Oct. 5, 2018	N/A	$237,875
	200,000	(4)	$1.52	Oct. 27, 2019	Nil	$95,150
	400,000					$333,025

 Notes:
(1)
All option-based awards are made in CAD$.  The option exercise price and value of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2009 of CAD$1.00 = US$0.9532.

(2)	Value of options vested during the year is calculated using the closing price of the Company’s shares on the TSX Venture Exchange at the time of vesting less the exercise price.
(3)
Value of unexercised in-the-money options is calculated using the closing price of the Company’s shares on the TSX Venture Exchange at December 31, 2009 of US$2.00 (=CAD$2.10) less the exercise price of in-the-money stock options.

(4)	These options are not exercisable until the Company’s obtains shareholder approval to its Share Option Plan. See “Particulars of Matters to be Acted Upon – Stock Option Plan”.
(5)	Arden Morrow resigned as a director of the Company on January 29, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place a Share Option Plan (the “Plan”) which was previously approved by the shareholders on August 13, 2008.  The Plan was not approved by the shareholders at the Company’s last annual general meeting held on July 23, 2009.  As a result, any option granted by the Company subsequent to July 23, 2009 may not be exercised until shareholder approval is received.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares.

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2009:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1)		(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	5,550,000	$	US $1.37	Nil
Approved by Shareholders

Equity Compensation Plans Not	2,665,000	$	US $1.54	2,791,246
Approved by Shareholders

Total:	8,215,000	$	US $1.43	2,791,246

         Notes:
(1)
option-based awards are made in CAD$.  The option exercise price and value of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2009 of CAD$1.00 = US$0.9532.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated March 31, 2010 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters.  A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF.  The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Corporation is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

The Board considers Michael Iverson, Simon Ridgway (Chairman of the Board), Mario Szotlender, Tomas Guerrero, and Richard Clark to be “independent” according to the definition set out in NI 58-101.  Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company.

The Board has adopted a Board Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer.  The mandate of the Board is set out in Schedule “A” to this Information Circular.

Board Meetings

The independent Directors believe that their majority on the Board, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The Board and its committees meet independently of management where needed.

During the past fiscal year, the Company held four Board meetings.  Simon Ridgway attended 3 meetings, Jorge Ganoza Durant attended 4 meetings, Michael Iverson attended 3 meetings, Tomas Guerrero attended 3 meetings, Mario Szotlender attended 4 meetings, and Richard Clark attended 2 meetings.

Directorships

Certain of the existing directors are presently directors of one or more other reporting issuers, as follows:

Director	Other Issuers
Mario Szotlender	Endeavour Silver Corp.
Focus Ventures Ltd.
Iron Creek Capital Corp.
Magellan Minerals Ltd.
Radius Gold Inc.

Simon Ridgway	Focus Ventures Ltd.
Radius Gold Inc.

Michael Iverson	Niogold Mining Corp.
Tectonic Minerals Corporation
Volcanic Metals Corp.

Richard Clark	Atacama Minerals Corp.
Corriente Resources Inc.
Lucara Diamond Corp.
Q2 Gold Resources Inc.
Red Back Mining Inc.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistleblowing in good faith, the Board has also adopted a policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties.  Complaints are to be reported to any member of the Company’s Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee consists of Michael Iverson (Chair), Mario Szotlender and Tomas Guerrero, all of whom are independent directors.  Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

The Company’s Compensation Committee consists of Richard Clark (Chair), Mario Szotlender and Tomas Guerrero, all of whom are independent directors.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors.  This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof.  It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options.

Assessments

The Corporate Governance and Nominating Committee annually reviews and reports to the Board on the performance of the Board as a whole, of the individual directors, and of each Committee and Committee Chair.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2008 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint Deloitte & Touche LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP have been the Company’s auditors since September 2, 2008.

Election of Directors

The Board of Directors presently consists of six directors and it is intended to elect six Directors at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following table sets out the names of the nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares (1)

JORGE GANOZA DURANT Director, President & Chief Executive Officer Lima, Peru	President of the Company.	December 2, 2004 to present	36,000

SIMON RIDGWAY Director & Chairman British Columbia, Canada	President of Radius Gold Inc. (mineral exploration)	January 25, 2005 to present	110,960 direct 25,000 indirect 135,960

TOMAS GUERRERO (2)(3)(4) Director Lima, Peru	Geological Engineer; President of BO Consulting SA (geological engineering).	July 15, 2005 to present	Nil

MICHAEL IVERSON (4) Director British Columbia, Canada	Businessman; President of Triple K Ventures (public company management); President of Niogold Mining Corp. (mineral exploration).	March 30, 1998 to present	54,600 direct 63,111 indirect 117,711

MARIO SZOTLENDER (2)(3)(4) Director Caracas, Venezuela	Independent Consultant and Director of several public resource companies.	June 16, 2008 to present	345,700

RICHARD P. CLARK (2)(3) Director British Columbia, Canada	President & Chief Executive Officer of Red Back Mining Inc. (mining).	August 13, 2008 to present	Nil

Notes:
(1)
The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a company that, in the past 10 years, was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Stock Option Plan

At the Company’s last annual general meeting on July 23, 2009, it submitted its then current stock option plan (the “Former Plan”) to shareholders for re-approval, as was required by the rules and policies of the TSX Venture Exchange. The Former Plan was not reapproved at the last annual general meeting and the Company therefore does not currently have a stock option plan in place that permits it to grant new options. The Company is seeking to have shareholders approve a stock option plan for the Company so that it may grant options to directors, officers, employees and service providers. It is important that the Company be able to grant options in order to keep current with industry practice and compete with other resources companies to attract and retain executives and directors.

As the Company’s shares are now listed on the Toronto Stock Exchange (the “Exchange”), the Directors of the Company have approved a new form of rolling stock option plan (the “Plan”) which complies with the requirements of the Exchange and has certain changes from the Former Plan.  If the Plan is approved by the Exchange and by the shareholders, existing options will remain valid and will be included in the total number of common shares issuable under the Plan.  As at the date hereof, incentive stock options to purchase up to a total of 8,050,500 common shares are outstanding (7.3% of the Company’s current issued share capital).

The Plan is designed to be competitive within the natural resource industry, and its objective is to encourage ownership of common shares of the Company by its directors, officers, key employees and consultants which will provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations.  Reference should be made to the full text of the Plan, which is attached hereto as Schedule “B”, and its material terms are summarized as follows:

1.	options may be granted under the Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Directors may from time to time designate;
2.	the Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option;
3.
the Company currently has options outstanding to purchase 8,050,500 common shares (7.3% of the Company’s current issued share capital) and based on the Company’s current issued capital, the total number of shares underlying options that will be available for future grants is 2,965,746 (2.7% of the Company’s current issued share capital);

4.	the number of shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;
5.
the number of the Company's shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Plan, or when combined with all of the Company's other security based compensation arrangements, can not exceed 10% of the listed issuer's total issued and outstanding securities, respectively.

6.
the minimum exercise price of an option shall not be less than the closing price of the Company’s common shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the common shares are not listed on the Exchange at the time of the grant, the option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction;

7.
options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company, and may have vesting restrictions if and as determined by the Directors at the time of grant;

8.	options are non-assignable and non-transferable;
9.
an option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, and if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

10.
the Plan contains an amending provision that allows the Directors to amend the Plan, without shareholder approval, in such manner as the Directors, in their sole discretion, determine appropriate. Without limiting the generality of the foregoing, the Board of Directors may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Plan; to add a cashless exercise feature to the Plan; to add or change provisions relating to any form of financial assistance provided by the Company to directors, officers, employees and service providers that would facilitate the purchase of securities under the Plan; to extend the term of any option previously granted under the Plan; and to reduce the exercise price of any option previously granted under the Plan. However, shareholder approval shall be obtained to any amendment to the Plan that results in an increase in the number of shares issuable pursuant to the Plan, a reduction in the exercise price of an insider’s option, an extension of the term of an insider’s option, any amendment to remove or exceed the insider participation limit discussed in paragraph 5 above, or amendments to the amending provision in the Plan; and

11.
there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

In order to approve the Plan, the shareholders will be asked at the Meeting to pass an ordinary resolution as follows:

“RESOLVED that:

(a)
subject to acceptance by the Toronto Stock Exchange (the “Exchange”), the Stock Option Plan (the “Plan”) of the Company, with terms substantially as described in the information circular of the Company dated April 30, 2010, be and is hereby approved, and that the directors of the Company are hereby authorized to make any changes to the Plan which may be required in order to obtain acceptance for filing by the Exchange;

(b)
the Company be and is hereby authorized, until June 23, 2013, to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

(c)
the board of directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion be considered appropriate by the board of directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan and the rules and policies of applicable regulatory authorities, the approval of the Shareholders; and

(d)	any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Plan.”

Ratification of Option Grants

The Company has made certain grants of stock options to acquire common shares of the Company to various directors, officers and employees as detailed in the table below:

Date Of	Expiry	Type of	No. of	Price Per
Grant	Date	Optionee	Shares	Share

Oct. 28, 2009	Oct. 27, 2019	Directors	1,400,000	$1.60
Oct. 28, 2009	Oct. 27, 2019	Officers	750,000	$1.60
Nov. 9, 2009	Nov. 8, 2019	Employees	490,000	$1.70
Nov. 24, 2009	Nov. 23, 2019	Employees	25,000	$2.23
		TOTAL	2,665,000

The 2,665,000 options described above (the “New Options”) were granted during a period of time when the Company did not have a shareholder approved stock option plan in place. Pursuant to the policies of the Toronto Stock Exchange, the Company is required to obtain shareholder approval for the grant of the New Options before any of the New Options may be exercised for common shares. In order to approve the grant of the New Options, an ordinary resolution of shareholders must be passed at the Meeting. The shareholders will be asked at the Meeting to pass an ordinary resolution as follows:

“RESOLVED that:

(a)	the grant by the Company of the New Options and the issuance of common shares of the Company on the exercise thereof to the holders, be and is hereby approved; and

(b)	any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated by this resolution.”

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2009, and its annual information form dated March 31, 2010.  Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 355 Burrard Street, Suite 840, Vancouver, BC V6C 2G8 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President & Chief Executive Officer

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  Management presents materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company.  The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky.  Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of Management.  The performance Management is always under scrutiny.

e.	Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.           Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  The Board, through its audit committee, which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.           Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.           Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

- ii -

SCHEDULE “B”

STOCK OPTION PLAN

1.           Purpose of Plan

The purpose of the Stock Option Plan (the “Plan”) is to assist in attracting, retaining and motivating directors, officers, employees and service providers of the Issuer, and to closely align the personal interests of such directors, officers, employees and service providers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Issuer.

2.           Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of the Toronto Stock Exchange (the “Exchange”) and of any governmental authority or regulatory body to which the Issuer is subject.  Any term used but not defined in this Plan has the meaning given to that term in the Exchange’s Company Manual, as amended from time to time.

3.           Administration

The Plan shall be administered by the Board of Directors of the Issuer which shall have full and final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan.  The Board of Directors may delegate any or all of its authority and discretion with respect to the administration of the Plan to a Compensation Committee of directors.  When used hereafter in the Plan, “Board of Directors” shall be deemed to include the Compensation Committee acting on behalf of the Board of Directors.

4.           Number of Shares Under Plan

A maximum number of common treasury shares equal to ten per cent (10%) of the issued and outstanding common shares of the Issuer, from time to time (the “Optioned Shares”) may be reserved, set aside and made available by resolution of the Board of Directors for issue under and in accordance with the Plan provided that in no event shall options created entitle any one individual to purchase in excess of five per cent (5%) of the then outstanding common shares in the Issuer in any 12 month period unless the Issuer has obtained disinterested shareholder approval; or

The number of the Issuer's shares underlying options: (i) issued to insiders of the Issuer, within any one year period, and (ii) issuable to insiders of the Issuer, at any time, under the Plan, or when combined with all of the Issuer's other security based compensation arrangements, can not exceed 10% of the listed issuer's total issued and outstanding securities, respectively.

If option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Option Shares may be made available for other options to be granted under the Plan.

5.           Eligibility

Options may be granted under the Plan to such directors, officers, employees and service providers of the Issuer or its subsidiaries as the Board of Directors may from time to time designate as participants (the “Participants”) under the Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Board of Directors.

6.           Terms and Conditions

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.1          Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the Board of Directors, at the time the option is granted, provided that such price shall not be less than the closing price of the Issuer’s common shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the option.  In the event that the common shares are not listed on the Exchange at the time of the grant, the option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

6.2          Option Agreement

All options granted under the Plan shall be evidenced by means of an agreement (the “Option Agreement”) between the Issuer and each Participant in a form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any director or officer of the Issuer other than the Participant.

6.3          Length of Grant

All options granted under the Plan shall expire not later than ten (10) years from the date of the grant of the options, except that in the circumstance where the end of the term of an option falls within, or within two business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Issuer (but not, for greater certainty, a restrictive period resulting from the Issuer or its insiders being the subject of a cease trade order of a securities regulatory authority). In such circumstances, the end of the term of such option shall be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date.

6.4          Vesting

The Board of Directors may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions, if the Board of Directors may so determine.  Any such restrictions shall be recorded on the applicable Option Agreement.

6.5          Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other

- ii -

testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant only by such Participant.

6.6          Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise an option in respect of any Optioned Shares in accordance with the Option Agreement shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.7          Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Issuer specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Issuer) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Issuer shall cause the transfer agent and registrar of shares of the Issuer to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be representing the number of shares specified in the notice and for which payment has been made.

6.8          Rights of Participants

The Participants shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under rights offering) other than in respect of Optioned Shares for which Participants have exercised their option to purchase and which have been issued by the Issuer.

6.9         Third Party Offer

If at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Issuer is made by a third party, the Issuer shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Issuer may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

6.10       Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Issuer, the Board of Directors may make such adjustments, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the Board of Directors may appropriately adjust the maximum number of shares available under the Plan.

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If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Issuer for those in another company is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise.  All determinations of the Board of Directors under this paragraph 6.10 shall be full and final.

6.11       Termination

If a Participant ceases to be a director, officer, employee or service provider of the Issuer or of its subsidiaries, such Participant shall have the right for a period of 90 days (or until the normal expiry date of the option rights of such Participant if earlier) from the date of cessation to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of cessation.  Upon the expiration of such 90 day period all unexercised option rights of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan.

6.12       Deceased Participant

In the event of the death of any participant, the legal representative of the deceased Participant shall have the right for a period of one year (or until the normal expiry date of the option rights of such Participant if earlier) from the date of death of the deceased Participant to exercise the deceased Participant’s option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7.           Amendment and Discontinuance of Plan

The Board of Directors may, without notice to the shareholders and without further shareholder approval, at any time and from time to time amend the Plan or any provisions thereof, or the form of Option Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board of Directors, in its sole discretion, determines appropriate. Without limiting the generality of the foregoing, the Board of Directors may make amendments:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of options;

(d)	to change the termination provisions of the options or the Plan;

(e)	to change the persons who qualify as eligible directors, officers, employees and service providers under the Plan;

(f)	to add a cashless exercise feature to the Plan; and

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(g)
to add or change provisions relating to any form of financial assistance provided by the Issuer to directors, officers, employees and service providers that would facilitate the purchase of securities under the Plan;

provided, however, that:

(h)
no such amendment of the Plan may be made without the consent of such affected director, officer, employee or service provider if such amendment would adversely affect the rights of such affected director, officer, employee or service provider under the Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(A)	a reduction in the exercise price of an option under the Plan benefiting an insider of the Issuer;

(B)	an extension of the term of an option under the Plan benefiting an insider of the Issuer;

(C)	any amendment to remove or to exceed the insider participation limit in Section 4 of the Plan;

(D)	an increase in the number of shares issuable under options granted pursuant to the Plan; and

(E)	amendments to this Section 7 of the Plan.

The Board of Directors may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any option or materially impair any right of any Participant pursuant to any Option granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Issuer, such options and such Participants shall continue to be governed by the provisions of this Plan.

8.           No Further Rights

Nothing contained in the Plan nor in any option granted hereunder shall give any Participant or any other person any interest or title in or to any shares of the Issuer or any rights as a shareholder of the Issuer or any other legal or equitable rights against the Issuer whatsoever other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer, employee or service provider of the Issuer or of its subsidiaries.

9.           Compliance with Laws

The obligations of the Issuer to sell shares and deliver share certificates under the Plan are subject to such compliance by the Issuer and the Participants as the Issuer deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

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